

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

January 31, 2008

Mr. Robert F. Hull, Jr.
Lowe's Companies, Inc.
1000 Lowe's Blvd.
Mooresville, NC 28117

> **RE:** **Lowe's Companies, Inc.**
> **Form 10-K for the year ended February 2, 2007**
> **Filed April 3, 2007**
> **File No. 1-7898**

Dear Mr. Hull:

We have reviewed your filings and have the following comments. We have limited our review to only disclosures concerning certain stockholder matters and your operating results in the third quarter of 2007 and will make no further review of your documents. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended February 2, 2007

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 16

1. We note that your annual report on Form 10-K for the fiscal year ended February 2, 2007 does not include or incorporate the equity compensation plan information table information required by Item 201(d) of Regulation S-K. In future filings on

Form 10-K, please include under Item 12 of Form 10-K the equity compensation plan information table information required by Item 201(d). Pursuant to General Instruction G(3) of Form 10-K, if you choose, you may incorporate such information from your definitive proxy statement provided the proxy statement is filed with the Commission not later than 120 days after the end of the fiscal year covered by the Form 10-K.

Form 10-Q for the quarterly period ended November 2, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13

2. We note your disclosure that you experienced a challenging sales environment in the third quarter of 2007 and that you expect the external pressures facing your industry to continue to 2008. We also note from your risk factors on page 10 of your Form 10-K for the fiscal year ended February 2, 2007 that these external pressures include the health and stability of the general economy and the home improvement industry. While your current discussion of operations and your focus on managing expenses address many factors that have impacted your results, we believe that you should enhance this discussion in future filings to include more specific quantified information. This will allow a reader to more clearly understand how the current sales environment impacts your financial results and will also enable a reader to better understand how future trends may also impact your results. This additional quantified information could include, but not be limited to, the following areas:

- Whether your disciplined inventory management goes beyond the delay of the fourteenth RDC and management of seasonal products and if so, provide more quantified details;
- How much delaying sales staffing prior to meeting sale thresholds affects expenses;
- How much savings are expected from the delay of the RDC;
- Consider more formal presentation of the results of your product categories on a quarterly basis;
- Provide more quantified detail concerning regional results, both positive and negative;
- Provide more quantified detail concerning the impact of the weather.

Please advise us of your intentions in this matter.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tricia Armelin, Staff Accountant, at (202) 551-3747 or, in her absence, me at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters. Please contact Dietrick King, Staff Attorney, at (202) 551-3338 or, in his absence, Pamela Long, Assistant Director, at (202) 551-3760 with any other questions.

Sincerely,

John Hartz
Senior Assistant Chief Accountant